

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 22, 2007

<u>Via Mail and Fax</u>

Al A. Gonsoulin
Chairman and Chief Executive Officer
PHI, Inc.
2001 SE Evangeline Thruway
Lafayette, LA 70508

       RE: PHI, Inc.
              Form 10-K for the Year Ended December 31, 2006
              Form 10-Q for the Period Ended June 30, 2007
              File Number: 000-09827

Dear Mr. Gonsoulin:

      We have reviewed the above referenced filings and have the following comments. Except as indicted in comment number 15, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision or amendment is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

PHI, Inc.
August 22, 2007
Page 2

Form 10-K for the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis ..., page 16

1. Reference is made to note 9 (Business Segments and Geographic Areas) of your
    financial statements. We note that segment profit (loss) as a percentage of segment
    operating revenues varies significantly between the segments within each period
    reported. In this regard, please disclose the significant factors that affect this
    percentage for each segment and why this percentage differs between the segments.
    We believe this disclosure will help investors better understand your operations and
    the contributions by each segment to your consolidated results. Provide us with a
    copy of your intended disclosure.

Results of Operations, page 18

2. You cite warranty costs of aircraft covered under manufacturers' warranty programs
    as a cause for variances in direct expenses. However, it is not clear why you incur
    costs in regard to this coverage when it is expected that the manufacturers would be
    responsible for the associated costs of such coverage. Please advise us and expand
    your disclosure as appropriate.

Critical Accounting Policies, page 25

3. Please tell us and disclose how you estimate contractual allowances/adjustments
    associated with determining the amount of revenue recognized for air medical
    services and related uncollectible amounts. Tell us and disclose the factors most
    subject to sensitivity and variability that have affected or may affect your estimate of
    such allowances/adjustments, and whether there have been any material adjustments
    to the estimated amounts recorded and the reason for the adjustments. Refer to
    Section V of FR-72 dated December 19, 2003 (release number 33-8350) for further
    guidance.

Consolidated Statements of Operations, page 29

4. Based on the nature of your operations, it appears to us that "gain on disposition of
    property and equipment, net" and "other" revenue are not revenue items. It appears
    that "gain on disposition of property and equipment, net" is an other operating item,
    and "other" revenue is a nonoperating item. Please revise your statement
    accordingly.

Notes to Consolidated Financial Statements, page 32
Note 1. Summary of Significant Accounting Policies, page 32
Revenue Recognition, page 32

5. Please tell us whether air medical services are provided that are not subject to agreements with third party payors and describe the circumstances. In addition, tell us if there are any circumstances in which amounts in excess of amounts payable by third party payors are billed to those receiving the services. If either circumstance is material, disclose the related revenue recognition policy, including the determination of and accounting for associated amounts that may not be considered collectible.

6. Please explain to us in detail why you have not incurred bad debt expense in 2006 and 2005.

Note 4. Income Taxes, page 37

7. Please explain to us why there is a large difference between 2006 and 2005 in deferred taxes for "allowance for uncollectible accounts" shown in the table on page 38 when the balances presented for such in Schedule II do not differ greatly.

Note 9. Business Segments and Geographic Areas, page 44

8. Please disclose the basis for allocating "selling, general and administrative expense" to the segments and corporate, and among the segments, including the reason why a greater and disproportionate amount is allocated to Air Medical.

Note 11. Quarterly Financial Data (Unaudited), page 47

9. Please describe items that have materially affected the results of any of the periods presented or that affect comparability between quarters. In particular, you should disclose the reasons for the losses reported for the June 30 and December 31, 2006 quarters. Refer to Item 302(A)(3) of Regulation S-K.

Item 9A. Controls and Procedures, page 54

10. Your conclusion with respect to the disclosure controls and procedures appears to be qualified in that the language used does not fully embody the definition of such as provided in the Exchange Act. Please represent to us, and revise your disclosure to state if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act were "recorded, processed, summarized and reported within time periods specified in the Commission's rules and forms" and that "information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding the required disclosure," and not just in regard to "material information." If

your disclosure controls and procedures were qualified with respect to any aspect of
its definition, tell us and disclose the associated facts and circumstances.

Form 10-Q for the Period Ended June 30, 2007

Condensed Consolidated Statements of Cash Flows, page 5

11. We note there is a gain on dispositions of assets in 2007 compared to a loss in 2006
    while there was a lesser amount of proceeds in 2007 than 2006, and it appears that 10
    aircraft were disposed in 2007 compared to nine in 2006. Please explain to us the
    business reasons for the dispositions in each year and the factors associated with the
    differences in the amounts of proceeds and gains.

Management's Discussion and Analysis …, page 17
Segment Discussion, pages 21 and 24

12. We note that Air Medical revenue per flight hour increased 13.7% and 12.8% for the
    three and six months ended June 30, 2007, respectively, compared to the respective
    comparable prior year periods. Likewise, we note that you attribute the increase in
    segment revenue to rate increases. Please explain to us in detail how you were able to
    achieve such a significant increase in year-over-year rates. In addition, tell us
    whether any of the rate increases were attributable to a change in accounting estimate
    (for example, estimates of contractual allowances/adjustments). Similarly, tell us if
    any of the rate increases referred to in reference to other segments and other periods
    were attributable to changes in an accounting estimate. If any of the rate increases
    were either in whole or in part attributable to changes in an accounting estimate,
    describe for in detail the facts and circumstances surrounding the change in estimate,
    explain to us why the underlying accounting and disclosure was appropriate, and
    quantify the impact on your financial statements from the change in estimate.

Segment Discussion, page 21
Air Medical, page 22

13. We note that flight hours increased 3.9% from 7,725 for the three months ended June
    30, 2006 to 8,024 for the three months ended June 30, 2007. However, your
    itemization of the increase in direct expenses does not include an increase in fuel
    costs that corresponds to the increase in flight hours. Please explain to us why fuel
    costs did not increase during the 2007 period when compared to the 2006 period. As
    part of your response, quantify the monthly fuel cost and flight hours for each of these
    periods.

Liquidity and Capital Resources, page 25
Cash Flow, page 25

14. We note that cash flows from operating activities were materially lower in 2007 compared to 2006 in each of the first two quarters of 2007. Please disclose in terms of cash the significant factors that caused these variances. Note that merely reciting changes in the line items reported in the operating activities section of the statement of cash flows or reported in another financial statement is not sufficient without a discussion of the associated cash effects of the underlying factors. Refer to Section IV.B.1 of FR-72 for guidance. Also, address any associated known trends, demands and uncertainties that impacted or are reasonably likely to impact your cash flows from operating activities and related liquidity or cash requirements for the foreseeable future. Revise your disclosure as appropriate, and give us a copy of your intended revised disclosure.

Exhibits 32.1 and 32.2

15. We note the reporting period referred to is not correct in connection with your filing. Accordingly, please amend your filing to refile these exhibits to refer to the appropriate reporting period to which they apply in connection with your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief

cc: Michael J. McCann, Chief Financial Officer